Exhibit F




                              July  23,  1997




Credit  Suisse  First  Boston  Corporation
Bear,  Stearns  &  Co.  Inc.
Lehman  Brothers  Inc.
J.P.  Morgan  Securities  Inc.
Salomon  Brothers  Inc.
c/o          Credit  Suisse  First  Boston  Corporation
     Eleven  Madison  Avenue
     New  York,  NY    10010-3629

Dear  Sirs:

     The undersigned understands that Credit Suisse First Boston Corporation ("CSFBC"), Bear, Stearns & Co. Inc., Lehman Brothers Inc., J.P. Morgan
Securities Inc., Salomon Brothers Inc. and certain other underwriters (the "Underwriters") propose to enter into an Underwriting Agreement (the "Underwriting Agreement") with Ralston Purina Company (the "Company") and Interstate Bakeries Corporation ("IBC"), in connection with the proposed public offering by the several Underwriters of SAILS (Stock Appreciation Income Linked Securities) consisting of the Company's Exchangeable Notes Due 2000, which such notes are exchangeable, at the Company's option, for the common stock of IBC, par value $.01 per share ("IBC Common Stock"). Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Underwriting Agreement.

     To induce the Underwriters to participate in the public offering, the undersigned hereby agrees that it will not, without the prior written consent of CSFBC on behalf of the Underwriters, except as otherwise stated in the Underwriting Agreement, or pursuant to the Repurchase Transaction as defined in the Registration Statement on Form S-3 of IBC (Registration No. 333-27961), during a period of 90 days after the date of the initial public offering of the SAILS, sell, offer, agree to sell, pledge or otherwise dispose of, directly or indirectly, shares of IBC Common Stock, any options, warrants or other rights to purchase any shares of IBC Common Stock, or any securities convertible into, exercisable for or exchangeable for shares of IBC Common Stock.

     Whether or not the public offering actually occurs depends on a number of factors, including market conditions. Any public offering will only be made pursuant to the Underwriting Agreement, the terms of which are subject to agreement between the Company and the Underwriters.

     In the furtherance of the foregoing, IBC and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of IBC Common Stock if such transfer would constitute a violation of breach of this Agreement.

     This Agreement shall be binding on the undersigned and the respective successors, heirs, personal representatives and assigns of the undersigned. This agreement shall lapse and become null and void if the initial public offering of the SAILS shall not have occurred on or before October 1, 1997.

                              Very  truly  yours,



                              /s/  William  P.  Stiritz
                              -------------------------
                              William  P.  Stiritz
                              c/o  Interstate  Bakeries  Corporation
                              12  East  Armour  Boulevard
                              Kansas  City,  Missouri    64111